Exhibit 4(c)

SECOND AMENDMENT

TO THE

BANK OF AMERICA DEFERRED COMPENSATION PLAN

(AS AMENDED AND RESTATED EFFECTIVE JANUARY 1, 2015)

Instrument of Amendment

THIS INSTRUMENT OF AMENDMENT (the “Instrument”) is executed by BANK OF AMERICA CORPORATION, a Delaware corporation with its principal office and place of business in Charlotte, North Carolina (the “Company”).

Statement of Purpose

The Company sponsors the Bank of America Deferred Compensation Plan (f/k/a the Bank of America 401(k) Restoration Plan) (the “Plan”) for the benefit of its eligible employees and the eligible employees of its affiliated companies that participate in the Plan. The provisions of the Plan are currently set forth in an instrument of the Company dated December 5, 2014, which amended and restated the Plan effective January 1, 2015, and by subsequent amendment dated December 17, 2015. The Company has reserved the right in Section 4.1 of the Plan to amend the Plan in whole or in part, on its own behalf and on behalf of its affiliated companies that participate in the Plan. By this Instrument, the Company is amending the Plan to (i) fully vest all annual company contributions made by the Company on behalf of participants, (ii) clarify the Plan’s evergreen payment election process, (iii) reflect the Plan’s treatment of distributions that remain outstanding for long periods of time, and (iv) otherwise meet current needs.

NOW, THEREFORE, the Company hereby further amends the Plan to be effective as provided herein:

1.    Effective as of January 1, 2016, Section 2.6 of the Plan is hereby amended in its entirety to read as follows:

“2.6	Vesting of Accounts

All Deferral Accounts, Make-up Contribution Accounts and ACC Accounts are fully (100%) vested. Because all 401(k) matching contributions are fully (100%) vested as of January 1, 2005, all Matching Contribution Accounts shall be fully (100%) vested for any active Employee who participates in the Restoration Plan from and after January 1, 2005. The vesting provisions of the Restoration Plan as in effect prior to January 1, 2005 shall continue to apply to any Employee who Terminated Employment with the Participating Employers prior to January 1, 2005.”

2.    For clarification purposes only, effective as of January 1, 2016, Section 2.8(k) of the Plan is hereby amended in its entirety to read as follows:

“(k)

Evergreen Payment Elections For the 2017 Plan Year and Later Plan Years: Notwithstanding anything in this Section to the contrary, effective with respect to the 2017 Plan Year and subsequent Plan Years after the 2017 Plan Year, if a Participant has an Evergreen Deferral Election for a Plan Year pursuant to Section 2.2(e)(iii) and such Participant does not make an affirmative class year payment election under this Section with respect to the Post-2014 Deferral Sub-Account for such Plan Year, the Participant shall be deemed to have made the same payment election that applied to such Participant’s Post-2014 Deferral Sub-Account for the immediately preceding Plan Year (for example, if the payment election for the Post-2014 Deferral Sub-Account for the 2017 Plan Year was a lump sum in 2027, the deemed Evergreen Payment Election for the Post-2014 Deferral Sub-Account for the 2018 Plan Year shall also be a lump sum in 2027); provided, however, that prior to the time that Participants are afforded an opportunity to make a payment election for the Post-2014 Deferral Sub-Account for a given Plan Year pursuant to Section 2.8(a)(i)(B), the Committee shall notify the Participants of any special rules associated with the Evergreen Payment Election that will apply in the event that the Participants do not make an affirmative payment election, and such special rules, if any, shall be uniform for all such Participants. Not in limitation of the foregoing, special rules may exist for Evergreen Payment Elections that would otherwise result in a commencement of payment in a specified year that does not begin at least 24 months after the start of the Plan Year with respect to which such Evergreen Payment Election applies. For the avoidance of doubt, Participants are able to negate an Evergreen Payment Election taking effect by making an affirmative payment election under Section 2.8(a)(i)(B).”

3.    Effective as of January 1, 2016, the last sentence of Section 2.12 of the Plan is hereby deleted in its entirety.

4.    Effective as of January 1, 2017, the Plan hereby adopts the Bank of America Stale Check Forfeiture Policy For Certain Nonqualified Retirement and Deferred Compensation Plans and is hereby amended by adding the following as a new Appendix A:

APPENDIX A

Bank of America Stale Check Forfeiture Policy

For Certain Nonqualified Retirement and Deferred Compensation Plans

Introduction

Bank of America Corporation (the “Company”) and its subsidiaries sponsor certain nonqualified retirement and deferred compensation plans for the benefit of eligible employees and non-employee directors (the “Plans”). The Plans are maintained primarily for the benefit of a select group of management or highly compensated employees.

Each of the Plans makes payment of certain benefits thereunder in cash by check or by direct deposit. If the issuance is in the form of check, the check generally remains outstanding until the applicable payee (e.g., a participant) negotiates such check. The purpose of this Bank of America Stale Check Forfeiture Policy For Certain Nonqualified Retirement and Deferred Compensation Plans (“Stale Check Policy”) is to document the procedures which will apply in the event that a check remains outstanding for lengthy periods of time beyond the period in which it goes “stale” (i.e., non-negotiable) due to an applicable payee failing to negotiate such check after distribution. This Stale Check Policy shall only apply to those Plans that specifically adopt the policy through amendment of the applicable Plan. The provisions of this Stale Check Policy apply to the Plans except to the extent that a specific provision of a Plan expressly provides otherwise or makes the application of this Stale Check Policy not feasible, as determined by the Global HR Group in its sole discretion.

Plan Terms

If the Plan commences a distribution to a participant or a beneficiary (or other payee, as applicable) (the “Payee”) and the payment of such distribution is a check payable to such Payee, the amount of the benefit shall be reported as income to the Payee in the year of the distribution and appropriate taxes shall be withheld, as required by applicable law. The benefit payable to the Payee shall continue to be maintained as an outstanding distribution until the earlier of (i) the date the Payee entitled to the benefit negotiates the outstanding check, or (ii) any reasonable date determined in the sole discretion of Global HR Group (generally, prior to the time such benefit would otherwise escheat under any applicable law), provided that, in all events, such date shall be no earlier than 18 months after such distribution is processed. As of such date, the net amount of the stale check shall be forfeited back to the Company’s general assets.

Should the Payee, or any authorized representative of such Payee, subsequently make application for benefits, the amount so forfeited shall be paid to the Payee (net of any prior tax withholdings), provided that if there is a dispute regarding eligibility or benefits (either form or amount or both), such disputed payments will be made only if it is established to the Global HR Group in their sole discretion that the amounts were in fact due to such Payee.

Global HR Group

Administration

The Company’s Global HR Group shall be empowered to interpret the provisions of this Stale Check Policy. The Global HR Group may adopt such rules and regulations for the administration of this Stale Check Policy as are consistent with the terms hereof and shall keep adequate records of its proceedings and acts. All interpretations and decisions made (both as to law and fact) and other action taken by the Global HR Group with respect to the Stale Check Policy shall be conclusive and binding upon all parties having or claiming to have an interest under any plan subject to the Stale Check Policy. Not in limitation of the foregoing, the Global HR Group shall have the discretion to decide any factual or interpretative issues that may arise in connection with the Stale Check Policy, and the Global HR Group’s exercise of such discretion shall be conclusive and binding on all affected parties as long as it is not arbitrary or capricious. The Global HR Group may delegate any of its duties and powers hereunder to the extent permitted by applicable law.

Amendment and Termination

Subject to the requirements of applicable law, the Global HR Group shall have the right and power at any time and from time to time to amend this Stale Check Policy in whole or in part, including, without limitation, the list of plans covered hereby, and at any time to terminate this Stale Check Policy.

5.     Except as expressly or by necessary implication amended hereby, the Plan shall continue in full force and effect.

IN WITNESS WHEREOF, the Company, on behalf of all of the Participating Employers, has caused this Instrument to be duly executed on the 15th day of December, 2016.

BANK OF AMERICA CORPORATION

By:	/s/ Richard J. Hille
Richard J. Hille
Global Head of Compensation and Benefits

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